Exhibit 12

Williams Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

Nine months ended
September 30, 2012
(Millions)
Earnings:
Income before income taxes	$779
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(45)

Income before income taxes and equity earnings	734
Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	341
Rental expense representative of interest factor	6

Total fixed charges	347
Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	66
Less:
Capitalized interest	(16)

Total earnings as adjusted	$1,131

Fixed charges	$347

Ratio of earnings to fixed charges	3.26